CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

RECEIVED
2008 MAR 27 A 8: -1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001509

March 21, 2008

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Information Announcements by ~~OAO~~ AO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Julia Romanova

Enclosure

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

dlw 3/28

Disclosure of a Material Fact
"Information on the Deadline for Fulfillment of the Issuer's Obligations to Holders of its Securities"

1. General information	
1.1. Full corporate name (or name, for a non-commercial organization) of the Issuer	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information	***www.mosenergo.ru***

2. Subject matter of the disclosure
2.1. Type, category (class), series and other identification characteristics of the Issuer's securities: ***non-convertible interest-bearing certificated bearer bonds of series 01 that are subject to mandatory centralized custody (the "Bonds").*** 2.2. State registration number of the issue (additional issue) of securities and date of state registration: ***4-02-00085-A dated January 26, 2006.*** 2.3. The Issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms – the amount of such obligation in monetary terms: ***payment of 3rd coupon yield on the Bonds. Total amount of the 3rd coupon yield payable with respect to the Bonds is one hundred eighty eight million (188,000,000) rubles.*** 2.4. Date on which the Issuer's obligation must be fulfilled, and if the Issuer is required to fulfill such obligation within a certain period – expiry date of such period: ***March 18, 2008.*** 2.5. Fact of fulfillment or non-fulfillment (default) of the obligation by the Issuer: ***the obligation has been fulfilled.*** 2.6. In the event of non-fulfillment by the Issuer of its obligation – the reason for such non-fulfillment, and for monetary obligation or other obligation that may be expressed in monetary terms – the amount of such non-fulfilled obligation in monetary terms: ***the obligation has been fulfilled.***

3. Signature
3.1. **Director (Corporate Governance)** ______________ (signature) **A.N. Zharikov** acting on the basis of the Power of Attorney No. 12-07/013-5 dated October 2, 2006 3.2. Date: March 18, 2008 [seal]

Disclosure of a Material Fact
"Information on the Deadline for Fulfillment of the Issuer's Obligations to Holders of its Securities"

1. General information	
1.1. Full corporate name (or name, for a non-commercial organization) of the Issuer	*Open Joint Stock Company of Energy and Electrification Mosenergo*
1.2. Abbreviated corporate name of the Issuer	*OAO Mosenergo*
1.3. Location of the Issuer	*8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035*
1.4. Principal state registration number of the Issuer	*1027700302420*
1.5. Taxpayer Identification Number of the Issuer	*7705035012*
1.6. The Issuer's unique code assigned by the registration authority	*00085-A*
1.7. Web page address used by the Issuer for the disclosure of information	*www.mosenergo.ru*

2. Subject matter of the disclosure
2.1. Type, category (class), series and other identification characteristics of the Issuer's securities: ***ordinary registered book-entry shares;***
2.2. State registration number of the issue (additional issue) of securities and date of state registration: ***1-01-00085-A dated June 17, 2003.***
2.3. The Issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms – the amount of such obligation in monetary terms: ***buy out of shares from the shareholders who have claimed buy out of their shares in connection with adoption by the Company's extraordinary general shareholders' meeting of the decision on reorganization of OAO Mosenergo (Minutes No. 1 dated January 11, 2008).*** ***The amount of the obligation to repurchase the shares: 969,392,699.64 rubles.***
2.4. Date on which the Issuer's obligation must be fulfilled, and if the Issuer is required to fulfill such obligation within a certain period – expiry date of such period: ***March 12, 2008.***
2.5. Fact of fulfillment (non-fulfillment) of the Issuer's obligation: ***the obligation has been fulfilled.***
2.6. In the event of non-fulfillment by the Issuer of its obligation – the reason for such non-fulfillment, and for a monetary obligation or other obligation that may be expressed in monetary terms – the amount of such non-fulfilled obligation in monetary terms: ***the obligation has been fulfilled.***

3. Signature
3.1. **Director (Corporate Governance)** ______________ (signature) **A.N. Zharikov** acting on the basis of Power of Attorney No. 12-07/013-5 dated October 2, 2006
3.2. Date: March 20, 2008 [seal]

END

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